Mail Stop 4561


      April 20, 2006



Greg R. Gianforte
Chief Executive Officer
RightNow Technologies, Inc.
40 Enterprise Boulevard
Bozeman, Montana 59718-9300

	RE:	RightNow Technologies, Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2005
		Filed March 15, 2006
		File No. 000-31321

Dear Mr. Gianforte:


           We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.


Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9a. Controls and Procedures, page 45
1. Your conclusion that your disclosure controls and procedures are
effective "...in timely alerting them to material information relating to RightNow (or its consolidated subsidiaries) required to
be included in the reports we file or submit under the Securities
and
Exchange Act of 1934" is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within
the time periods specified in the Commission`s rules and forms"
and
to ensure that "information required to be disclosed by an issuer
.. .
.. is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section.
Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.
Financial Statements
Consolidated Statements of Operations, page F-3

2. We note your presentation of software, hosting and support revenues as a single line item with in the Company`s Consolidated Statements of Operations. Tell us how you considered presenting software, hosting and support revenues and related cost of revenues as separate line items on the face of your Consolidated Statement of
Operations pursuant to Rule 5-03 (b) 1 and 2 of Regulation S-X.
We
remind you that the aforementioned Rule does not prohibit allocating revenues between product and service revenues and cost of revenues based on reasonable estimates.


      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact  Thomas Ferraro at (202) 551-3225 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief


Greg R. Gianforte
RightNow Technologies, Inc.
April 20, 2006
1